24000695

N

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC Mail Processing
MAR 0 4 2024
Washington, DC

SEC FILE NUMBER
8-50499

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2023 (MM/DD/YY) AND ENDING December 31, 2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRG Financial, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8470 Enterprise Circle, STE 110
(No. and Street)

Lakewood Ranch	Florida	34202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul S. Duggan	716-984-4086	Dugganp@trgadvisory.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RDG+Partners CPAs, PLLC
(Name – if individual, state last, first, and middle name)

10 Winthrop St.	Rochester	New York	14607
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul S. Duggan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRG Financial, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOANIE L. THOMAS
MY COMMISSION # HH 143742
EXPIRES: August 13, 2025
Bonded Thru Notary Public Underwriters

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRG Financial, Inc.

Financial Statements
and Supplemental Information
December 31, 2023

TRG FINANCIAL, INC.

Table of Contents

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of TRG Financial, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TRG Financial, Inc. as of December 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TRG Financial, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TRG Financial, Inc.'s management. Our responsibility is to express an opinion on TRG Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TRG Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of TRG Financial, Inc.'s financial statements. The supplemental information is the responsibility of TRG Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners CPAs PLLC

We have served as TRG Financial, Inc.'s auditor since 2016.

Rochester, New York

February 28, 2024

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.rdgandpartners.com

TRG FINANCIAL, INC.

Statement of Financial Condition
December 31, 2023

ASSETS		
Cash and cash equivalents	$	105,534
Commissions receivable		7,126
Total assets	$	112,660
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	21,900
Accounts payable - TRG Florida		898
Total liabilities		22,798
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		9,900
Retained earnings		79,862
Total stockholder's equity		89,862
Total liabilities and stockholder's equity	$	112,660

See Accompanying Notes to Financial Statements.

TRG FINANCIAL, INC.

Statement of Income
For the Year Ended December 31, 2023

REVENUE		
Commission income	$	121,390
EXPENSES		
Payroll and related taxes		43,554
Professional fees		19,450
Technology		7,511
Regulatory and CRD fees		7,470
Employee benefits		1,116
Telephone		934
Miscellaneous expense		621
Corporate travel, meals and entertainment		298
Office expense		187
Total expenses		81,141
NET INCOME	$	40,249

See Accompanying Notes to Financial Statements.

TRG FINANCIAL, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2023

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, January 1, 2023	$ 100	$ 9,900	$ 39,613	$ 49,613
Net income	-	-	40,249	40,249
BALANCE, December 31, 2023	$ 100	$ 9,900	$ 79,862	$ 89,862

See Accompanying Notes to Financial Statements.

TRG FINANCIAL, INC.

Statement of Cash Flows
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	40,249
Adjustments to reconcile net income to net cash provided by operating activities:		
Net changes in operating assets and liabilities affecting cash flows:		
Commissions receivable		(611)
Accounts payable and accrued expenses		10,300
Accounts payable - TRG Florida		(6,700)
Net cash provided by operating activities		43,238
CASH AND CASH EQUIVALENTS:		
Beginning of year		62,296
End of year	$	105,534

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

TRG Financial, Inc. (the Company), previously named TRG Advisors, Inc., is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker which does not take possession of customer funds or carry customer accounts. The Company was incorporated on July 23, 1997 and is engaged in a single line of business as a securities broker/dealer, primarily brokering agency transactions for mutual fund and annuity investments.

Effective July 1, 2018, the Company's registered investment advisory (RIA) functions were transferred to TRG Advisors, Inc. Florida (TRG Florida), a Florida corporation formed in 2017 that is owned by the Company's stockholder.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Cash and Cash Equivalents – For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand and demand deposits. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Receivables – Receivables consist of commissions due to the Company from various investment companies. The Company estimates expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The Company currently uses the specific identification method for establishing an allowance for credit losses and write-offs of its trade accounts receivable when it is determined a specific receivable is deemed uncollectible. As of the date of these financial statements, management believes that the accounts receivable are fully collectible. Accordingly, no allowance for estimated credit losses has been recorded.

Commission Income – Sales-based commission income is recorded on a trade-date basis as securities transactions occur. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets.

Income Taxes – The Company, with the approval of its stockholder, has elected to be taxed as an S Corporation for federal and state income tax purposes whereby the Company's income, deductions and tax attributes are included in the stockholder's individual tax returns. As a result, no provision for income taxes is reflected in the accompanying financial statements except for minimum state franchise taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available. Any estimated interest and penalties associated with unrecognized tax benefits are accrued and recognized in income tax expense and the corresponding liability. As of December 31, 2023, the Company had no unrecognized tax benefits recorded in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Advertising – The costs of advertising are expensed in the period incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2024 and February 28, 2024, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Commission Income – The Company's commission income represents sales commissions generated by advisors for their clients' purchases and sales of mutual funds and annuity investments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and commission schedule for that particular product. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

The following table presents the Company's total commission revenue disaggregated by investment product category and by commission type for the year ended December 31, 2023:

Annuities: trail-based commissions	$ 40,010
Mutual funds:	
Trail-based commissions	70,030
Sales-based commissions	2,429
Other	8,921
	$ 121,390

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments is determined using market information and appropriate valuation methodologies. The Company's financial instruments consist of cash and cash equivalents, receivables and payables. At December 31, 2023, the amounts of these items in the accompanying statement of financial condition approximate their fair values as a result of their short maturities and liquidity.

Accounting principles generally accepted in the United States of America establish the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

- *Level 1* - Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* - Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* - Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2023, the Company's cash and cash equivalents, receivables and payables are recorded at cost which approximated fair value due to their short-term maturities. As such, the fair value hierarchy has not been applied in valuing any of these financial instruments.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2023, the Company had net capital of $82,736, which was $77,736 in excess of its required net capital of $5,000, and a ratio of aggregate indebtedness to net capital of .2756 to 1.

6. RETIREMENT PLAN

The Company maintains a defined contribution 401(k) plan covering substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contribution limits. The Company provides matching contributions of 50% of the first 8% of employee compensation, as defined. There was no related expense for the year ended December 31, 2023.

TRG FINANCIAL, INC.

Notes to Financial Statements
For the Year Ended December 31, 2023

7. **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement with TRG Florida which provides for the reimbursement of certain common expenses. The agreement can be canceled by either party at any time upon providing seven days written notice. During the year ended December 31, 2023, the net expenses charged to the Company by TRG Florida were as follows:

Payroll and payroll taxes	$	43,554
Technology		7,511
Employee benefits		1,116
Other expenses		333
	$	52,514

At December 31, 2023, the Company owed $898 to TRG Florida which was reflected as accounts payable – TRG Florida in the accompanying statement of financial condition.

* * * * * * * * * * *

TRG FINANCIAL, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2023

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition	$ 89,862
Deduct: stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	89,862
Add:	
Liabilities subordinated to claims for general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	89,862
Deductions and/or charges:	
Total non-allowable assets from statement of financial condition	(7,126)
Security demand note deficiency	-
Commodity futures contracts and spot commodities	-
Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions (tentative net capital)	82,736
Haircuts on securities:	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities:	
Exempted securities	-
Debt securities	-
Options	-
Other securities	-
Undue concentration	-
Other	-
Net capital	$ 82,736

(Continued)

TRG FINANCIAL, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2023

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A. I. liabilities from statement of financial condition	$	22,798
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	22,798

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	1,520
Minimum dollar net capital requirement of reporting broker and dealer	$	5,000
Net capital requirement (greater of two)	$	5,000
Excess net capital (net capital less net capital requirement)	$	77,736
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	76,736
Percentage of aggregate indebtedness to net capital		27.56%

RECONCILIATION TO FOCUS REPORT:

There were no material differences between this computation of net capital and the corresponding computation prepared by TRG Financial, Inc. and included in the Company's unaudited amended Part IIA FOCUS Report filing as of the same date.

(Concluded)

TRG FINANCIAL, INC.

Report of Exemption Claimed Under C.F.R.§240.15c3-3(k)
December 31, 2023

To the best of my knowledge and belief, TRG Financial, Inc. claims exemption from 17 C.F.R.§240.15c3-3, (k)(1) (the exemption provision) for the entire year ended December 31, 2023.

To the best of my knowledge and belief, TRG Financial, Inc. has met the identified exemption provisions under 17 C.F.R.§240.15c3-3(k)(1) throughout the entire year ended December 31, 2023 as described in paragraph (d)(4)(iii) of this section without exception.

Paul Duggan, President

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of TRG Financial, Inc.:

We have reviewed management's statements, included in the accompanying Report of Exemption Claimed Under C.F.R. §240.15c3-3(k), in which (1) TRG Financial, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which TRG Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provision) and (2) TRG Financial, Inc. stated that they met the identified exemption provision throughout the most recent fiscal year without exception. TRG Financial, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TRG Financial, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG+Partners CPAs PLLC

Rochester, New York

February 28, 2024

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.rdgandpartners.com

TRG FINANCIAL, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2023

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are not applicable since the Company is exempt from such rule pursuant to paragraph (k)(1).